June 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	DecisionPoint Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed Mach 16, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
File No. 333-144279

Ladies and Gentlemen:

This is to confirm that DecisionPoint Systems International, Inc. (formerly known as DecisionPoint Systems, Inc.) intends to submit a response to the comment letter of the reviewing Staff of the Commission dated June 7, 2011 relating to the above-referenced filing by July 6, 2011.  Please contact David Manno of Sichenzia Ross Friedman Ference LLP at 212-981-6772 if you have any questions regarding this matter.

Very Truly Yours,

/s/ Donald W. Rowley
Chief Financial Officer

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com